Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037

October 17, 2006

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

06017753

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a press release dated October 17, 2006. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo
for Colleen Vancha, Vice-President
Investor Relations and Communications

SUPPL

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

Saskatchewan Wheat Pool Inc.

For Immediate Release
October 17, 2006
Regina, Saskatchewan
Listed: SWP: TSX

POOL DISAPPOINTED IN GSU DECISION – PENSION PLAN

REGINA, SASKATCHEWAN- Saskatchewan Wheat Pool Inc. (TSX:SWP) today responded with disappointment after learning the Grain Services Union's elected officers have chosen not to put the Company's final offer on the Saskatchewan Wheat Pool/Grain Services Union Pension Plan to a member vote. The Pool made the proposal to the Union on September 20, 2006.

Earlier today, GSU officers rejected the Pool's final offer, that provided a permanent solution to the SWP/GSU Pension Plan deficiency, and as a result its members will not have an opportunity to vote on the Company's proposal.

"We are very disappointed that Plan members will not be given the opportunity to exercise their vote on an issue of such great importance to them. The final offer that the Company presented to the GSU in September is a fair and equitable solution. The fact remains that neither the collective agreement with the GSU, the Pension Plan text, nor the spirit or intent of the original agreement requires the Pool to pay solvency deficits," said President and CEO Mayo Schmidt.

The Pool's final offer would have seen active employees cease participation in the Defined Benefit Plan and start participation in a Retirement Savings Plan with the current Plan being wound up. Under the proposal, the Company would have funded 50 per cent of the solvency deficiency up to a maximum of $20 million. In return, the Union would have agreed that responsibility for the remaining deficiency would rest with Plan members and not the Pool. Based on a December 31, 2005 actuarial report, the Plan had a $7.9 million going concern surplus and a solvency deficiency of $38.8 million. The Plan is jointly sponsored between the Company and the Union, and the contribution rate that the Company makes is negotiated with the Union.

"This is a challenging situation for all members, particularly for our active employees who continue to see their future benefits erode. We were certainly hopeful that Plan members would have been given a voice in this matter," said Schmidt.

The SWP/GSU Plan is registered under the federal *Pension Benefits Standards Act 1985* (PBSA) and is regulated by the Office of the Superintendent of Financial Institutions of Canada ("OSFI"). The Pool is considering its next steps, which may include seeking a court determination of the Pool's funding obligations under the Act.

The SWP/GSU Plan, representing approximately 600 active employees and 1400 former employees, is one of five pension plans at the Pool.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media Inquiries:
Susan Cline, Media Relations
(306) 569-6948
Website: www.swp.com/investor.html

Shareholder Inquiries:
Colleen Vancha, Vice-President
Investor Relations & Communications
(306) 569-4782